Exhibit 99.3

LETTER TO MR. YANG

[LETTERHEAD OF THIRD POINT LLC]

September 14, 2011

Mr. Jerry Yang
Yahoo!
701 First Avenue
Sunnyvale, CA  94089

Dear Mr. Yang:

Thank you for taking the time to speak with us by telephone on Monday.  We are only sorry that we were not able to finish our conversation as a result of Mr. Bostock’s abrupt unilateral termination of the call.

Mr. Bostock’s failure on the call to acknowledge his pivotal role in, and accept responsibility for, the decline of Yahoo! makes clear that he does not intend to voluntarily follow his recently terminated hand-picked executive, Ms. Bartz, out the door.  It is our strongly held belief that not only has Mr. Bostock been a destroyer of value, but also so long as he serves as Chairman of the Board, the Company will not be able to attract the talent it needs and deserves, particularly at the CEO level.   This opinion is based not only on our prematurely truncated conversation, but on numerous discussions with Silicon Valley cognoscenti and other people familiar with both Mr. Bostock and the Company.

As a Founder and major shareholder of the Company, the abysmal record of the current leadership must be heart-rending to you personally, as well as damaging to your net worth.  We urge you to do the right thing for all Yahoo shareholders and push for desperately-needed leadership change.  We are prepared to support you and present you with suggestions on candidates who could help bring Yahoo back to its rightful place among the world’s top digital media and technology companies.

Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb

cc: Yahoo Board of Directors